Ropes & Gray LLP

191 North Wacker Drive, 32nd Floor

Chicago, IL 60606

WRITER’S DIRECT DIAL NUMBER: (312) 845-1376

April 4, 2017

VIA EDGAR

Ms. Alison White

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 128 to the Registration Statement on Form N-1A
	Filing Date:	February 3, 2017

Dear Ms. White:

This letter is provided in response to oral comments provided by you on February 23, 2017 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of Sterling Capital Funds (the “Trust” or the “Registrant” and each series of the Trust, a “Fund”) filed on February 3, 2017. The comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and the Trust’s responses are set forth below. The changes to the Registration Statement detailed in this letter will be reflected in a post-effective amendment to the Trust’s Registration Statement to be filed on or prior to the effective date of the Registration Statement.

Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the supplement (the “Supplement”) to the Registrant’s Class A, B and C Shares Summary Prospectuses, Prospectus and Statement of Additional Information for each Fund except Sterling Capital SMID Opportunities Fund and its Class A and C Prospectus and Statement of Additional Information for Sterling Capital SMID Opportunities Fund. For purposes of this letter, the Registrant’s Summary Prospectuses, Prospectuses, and Statements of Additional Information are collectively referred to as the “Prospectus,” the “Summary Prospectus” and the “SAI,” respectively.

Comment 1:	Please include a statement that Parts A and B of the Registration Statement are incorporated by reference as part of the Supplement.

Response:	The Registrant has made the requested change.

Comment 2:	Please advise the Staff whether the Registrant intends to integrate the Supplement with the Prospectus and SAI and provide to shareholders in the future.

Response:

The Registrant intends to provide shareholders with the Supplement following the effective date of the Registration Statement. In addition, the Registrant intends to file amended Summary Prospectuses following the effective date of the Registration Statement. The information contained in the Supplement will be incorporated into the Registrant’s Registration Statement by the time of the Registrant’s next annual update.

Comment 3:	Please confirm to the Staff that the Funds will post the Appendix to its website.

Response:	The Registrant confirms that the Appendix will be posted to the Funds’ website.

Comment 4:

Please file the Supplement with the Prospectus and add a statement on the outside of the back cover of the Prospectus indicating that information about different sales load variations is provided in a separate document that is incorporated by reference into the Prospectus.

Response:	The Registrant will file the Prospectus and SAI with the Supplement. In addition, the Registrant has added the following statement to the Supplement:

The following information is inserted to the outside back cover of the Prospectus above the caption “Annual/Semi-Annual Reports (Reports)”:

“The Appendix to this Prospectus, “Sales Charge Discounts and Waivers Available from Certain Financial Intermediaries,” is a separate document that is incorporated by reference into this Prospectus and contains information on sales charge reductions and waivers available through certain financial intermediaries that differ from the sales charge reductions and waivers disclosed in this Prospectus and the related statement of additional information.”

Comment 5:	The Staff notes that the cover letter was included at end of the Supplement. In future filings, please consider filing the transmittal letter separately.

Response:	The Registrant has prepared a separate cover letter for this filing and will continue this practice in future filings.

If you have any further questions or comments please do not hesitate to call me at (312) 845-1376.

Sincerely,

/s/ Matthew A. Brunmeier
Matthew A. Brunmeier